

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals to Attend Investor and Mining Conferences

January 18, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE-MKT: TMQ) ("Trilogy Metals" or the "Company") announces that the management team will be attending the following investor and mining conferences in January. Come meet the management team and learn more about our high-grade copper, zinc and precious metals projects located in one of the safest mining jurisdictions in the world – Alaska.

Global Chinese Financial Forum – January 21, 2017

GCFF Vancouver 2017 will be held at the Four Points by Sheraton Vancouver Airport, Richmond, British Columbia on January 21, 2017. The conference will be focused on the recovering resource sector and offer networking opportunities with company executives. Rick Van Nieuwenhuyse, President and Chief Executive Officer will be presenting.

Vancouver Resource Investment Conference – January 22-23, 2017

The Vancouver Resource Investment Conference will be held at the Vancouver Convention Centre West on January 22 and 23, 2017. VRIC Cambridge House conference is the world's largest resource investment conference dedicated to resource exploration. Our CEO will be presenting on Sunday, January 22, 2017, at 11:30am Pacific Time. Rick and members of the management team will be at **Booth 517**.

Association for Mineral Exploration BC Roundup Conference – January 23-26, 2017

AME Roundup 2017 will be held under the sails at Canada Place on January 23 to 26, 2017. Roundup is the world's premier technical mineral exploration conference. Our CEO will be presenting at the BC/Yukon/Alaska Technical Session on Thursday, January 26, 2017, from 9:00am to 12:00pm Pacific Time. Rick will focus on how our Company has advanced our projects in northern Alaska by building strong partnerships with NANA Regional Corporation, Inc. (NANA), the local native corporation, and with the State of Alaska through the Alaska Industrial Development and Export Authority (AIDEA). Trilogy Metals will also be participating in the Roundup Core Shack on Wednesday, January 25, 2017, from 9:00am to 4:00pm, and on Thursday, January 26, 2017, from 9:00am to 2:30pm. Come visit our exploration team at **Booth 921** and view drill core from the 2016 drill program at the polymetallic VMS Arctic deposit, as well as drill core from the carbonate-hosted copper replacement Bornite deposit.

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been



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focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate-hosted copper replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Trilogy Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer
rickvann@trilogymetals.com

Elaine Sanders
Vice President & Chief Financial Officer
elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements including but not limited to anticipated activities at the UKMP, and achieving a pre-feasibility level of study at some point in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties and infrastructure; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2015 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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